                                                                       EXHIBIT 3
                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_]  Preliminary Proxy Statement        [_]  Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                  ORCHARD SUPPLY HARDWARE STORES CORPORATION
--------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)


--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2)
     or Item 22(a)(2) of Schedule 14A.

[_] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1) Title of each class of securities to which transaction applies:

     -------------------------------------------------------------------------


     (2) Aggregate number of securities to which transaction applies:

     -------------------------------------------------------------------------


     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     -------------------------------------------------------------------------


     (4) Proposed maximum aggregate value of transaction:

     -------------------------------------------------------------------------


     (5) Total fee paid:

     -------------------------------------------------------------------------

[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     -------------------------------------------------------------------------


     (2) Form, Schedule or Registration Statement No.:

     -------------------------------------------------------------------------


     (3) Filing Party:

     -------------------------------------------------------------------------


     (4) Date Filed:

     -------------------------------------------------------------------------

Notes:

                 ORCHARD SUPPLY HARDWARE STORES CORPORATION
                               6450 Via Del Oro
                          San Jose, California 95119

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                            To Be Held May 19, 1995

       TO THE STOCKHOLDERS OF ORCHARD SUPPLY HARDWARE STORES CORPORATION

        The 1995 Annual Meeting of Stockholders (the "1995 Annual Meeting") of Orchard Supply Hardware Stores Corporation (the "Company") will be held at 2:00 p.m., Pacific Time, on Friday, May 19, 1995 at The Fairmont Hotel, 170 South Market Street, San Jose, California 95113, for the following purposes :

        1. To elect eight Directors of the Company to serve during the ensuing year and until their successors are elected and qualified.

        2. To ratify the appointment of Arthur Andersen LLP as the Company's independent auditors for the fiscal year ending January 28, 1996.

        3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

        The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only the stockholders of record at the close of business on April 6, 1995 will be entitled to notice of and to vote at the 1995 Annual Meeting or any adjournment or postponement thereof.

        A copy of the Company's Annual Report to Stockholders for the fiscal year ended January 29, 1995 is being mailed with this Notice but is not to be considered part of the proxy soliciting material.

By Order of the Board of Directors

MICHAEL SEDA
Secretary


April 12, 1995
San Jose, California

        YOU ARE URGED TO VOTE UPON THE MATTERS PRESENTED AND TO
SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED.

IT IS IMPORTANT FOR YOU TO BE REPRESENTED AT THE MEETING. PROXIES ARE REVOCABLE AT ANY TIME AND THE EXECUTION OF YOUR PROXY WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ARE PRESENT AT THE MEETING.

         Requests for additional copies of proxy materials should be addressed to Michael Seda, Corporate Secretary, at the offices of the Company, 6450 Via Del Oro, San Jose, California 95119.

                ORCHARD SUPPLY HARDWARE STORES CORPORATION
                               6450 Via Del Oro
                          San Jose, California 95119

                                PROXY STATEMENT

                       1995 ANNUAL MEETING OF STOCKHOLDERS

                            To Be Held May 19, 1995


                              GENERAL INFORMATION


        This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Orchard Supply Hardware Stores Corporation, a Delaware corporation (the "Company"), for use at the 1995 Annual Meeting of Stockholders (the "1995 Annual Meeting") to be held on Friday, May 19, 1995 at 2:00 p.m., Pacific Time, at The Fairmont Hotel, 170 South Market Street, San Jose, California 95113, and any adjournment or postponement thereof. This Proxy Statement and the form of proxy to be utilized at the 1995 Annual Meeting were mailed or delivered to the stockholders of the Company on or about April 12, 1995.

 Matters to be Considered

        The 1995 Annual Meeting has been called to (1) elect eight Directors of the Company to serve during the ensuing year and until their successors are elected and qualified, (2) ratify the appointment of Arthur Andersen LLP as the Company's independent auditors for the fiscal year ending January 28, 1996 ("fiscal 1995") and (3) transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Record Date and Voting

        The Board has fixed the close of business on April 6, 1995 as the record date (the "Record Date") for the determination of stockholders entitled to vote at the 1995 Annual Meeting and any adjournment or postponement thereof. As of the Record Date, there were outstanding 6,983,400 shares of the Company's Common Stock.

Quorum and Voting Requirements

        The holders of record of a majority of the outstanding shares of Common Stock will constitute a quorum for the transaction of business at the 1995 Annual Meeting. As to all matters, each stockholder is entitled to one vote for each share of Common Stock held. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. The Director nominees who receive the greatest number of votes at the 1995 Annual Meeting will be elected to the Board of the Company. Stockholders are not entitled to cumulate votes. Votes against a candidate and votes withheld have no legal effect. In matters other than the election of Directors, abstentions are counted as votes against in tabulations of the votes cast on proposals presented to stockholders, whereas broker non-votes are not counted for purposes of determining whether a proposal has been approved.

        All proxies which are properly completed, signed and returned prior to the 1995 Annual Meeting will be voted. Any proxy given by a stockholder may be revoked at any time before it is exercised, by filing with the Secretary of the Company an instrument revoking it, by delivering a duly executed proxy bearing a later date or by the stockholder attending the 1995 Annual Meeting and expressing a desire to vote his or her shares in person.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


        The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of February 28, 1995 by
(i) each person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock, (ii) each Director, nominee and certain executive officers of the Company, individually, and (iii) all Directors and executive officers as a group:

                    Name of Beneficial           Amount Beneficially
  Title of Class          Owner(1)                     Owned          Percent of Class
  --------------    --------------------------   -------------------  ----------------
Common Stock        Freeman Spogli & Co.(2)(3)    3,979,043                  48.2%

                    RCM General Corporation(4)      560,000                   8.0%

                    Maynard Jenkins(5)               50,192                     *

                    Stephen M. Hilberg(6)            21,472                     *

                    Bradford M. Freeman(2)(3)             #                     #

                    Morton Godlas(6)                  1,500                     *

                    J. Frederick Simmons(2)(3)            #                     #

                    Ronald P. Spogli(2)(3)                #                     #

                    William E. Walsh(6)               2,000                     *

                    William M. Wardlaw(2)(3)              #                     #

                    Matt L. Figel(7)                      #                     #

                    Name of Beneficial           Amount Beneficially
  Title of Class          Owner(1)                     Owned          Percent of Class
  --------------    --------------------------   -------------------  ----------------
                    William A. Hall                       #                     #

                    Joseph A. DiRocco(6)              8,552                     *

                    Robert A. Lewis(6)               34,722                     *

                    Lee Nemechek(6)                   5,096                     *

                    Brad R. Tukey                         #                     #

Directors and Executive Officers
as a Group (15 persons)(2)(3)(6)                  4,132,635                  49.7%
6% Cumulative       Freeman Spogli & Co.(3)         800,000                   100%
Preferred
Convertible
Stock

         * Less than 1%

        (1) Except as otherwise indicated below, the persons named have sole voting power and investment power with respect to all shares of capital stock shown as beneficially owned by them, subject to community property laws where applicable.

        (2) 2,699,043 shares of Common Stock are owned by FS Equity Partners II, L.P. ("FSEP II"). As general partner of FSEP II, Freeman Spogli & Co.
("FS&Co.") has the sole power to vote and dispose of such shares. Messrs. Freeman, Simmons, Spogli and Wardlaw and John M. Roth are general partners of FS&Co., and as such may be deemed to be the beneficial owners of the shares of the Company's capital stock indicated as beneficially owned by FS&Co. The business address of FS&Co., its general partners and FSEP II is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

        (3) 772,135 shares and 27,865 shares of 6% Cumulative Convertible Preferred Stock, $.01 par value per share

("Convertible Preferred Stock"), are owned by FS Equity Partners III, L.P. ("FSEP III") and FS Equity Partners International, L.P. ("FSEP
International"), respectively, and are convertible into 1,235,416 shares and 44,584 shares of Common Stock, respectively. As general partner of FS Capital Partners, L.P. ("FS Capital"), which is general partner of FSEP III, FS Holdings, Inc. ("FSHI") has the sole power to vote and dispose of the shares owned by FSEP III. As general partner of FS&Co. International, L.P. ("FS&Co. International"), which is the general partner of FSEP International, FS International Holdings Limited ("FS International Holdings") has the sole power to vote and dispose of the shares owned by FSEP International. Messrs. Freeman, Simmons, Spogli, Wardlaw and Roth and Charles P. Rullman are the sole Directors, officers and shareholders of FSHI and FS International Holdings, and as such may be deemed to be the beneficial owners of the shares of the Company's capital stock owned by FSEP III and FSEP International. The business address of FSEP III, FS Capital, FSHI and its sole Directors, officers and shareholders is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025 and the business address of FSEP International, FS&Co. International and FS International Holdings is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, B.W.I.

        (4) As reported in a Schedule 13G dated February 9, 1995 filed jointly with the Securities and Exchange Commission (the "Commission") by RCM Capital Management ("RCM Capital"), RCM Limited L.P. ("RCM Limited") and RCM General Corporation ("RCM General"), each has claimed sole voting power with respect to 485,000 shares of Common Stock and sole dispositive power with respect to 560,000 shares. As the general partner of RCM Limited, which is the general partner of RCM Capital, RCM General may be deemed to be the beneficial owner of such shares. RCM Capital is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

        (5) 35,920 shares of Common Stock are held by Maynard L. Jenkins, Jr. and Susan M. Jenkins, Co-Trustees under the Living Trust dated November 10, 1988. The amount stated includes 4,272 shares of Common Stock covered by options which are exercisable within 60 days following February 28, 1995.

        (6) The amounts stated include 7,512, 1,000, 1,000, 6,762, 2,552, 2,702 and 45,814 shares of Common Stock covered by options which are exercisable within 60 days following February 28, 1995 with respect to

Messrs. Hilberg, Godlas, Walsh, Lewis, DiRocco and Nemechek and all Directors and executive officers as a group, respectively.

        (7) Mr. Figel is an employee of an affiliate of FS&Co.

                PROPOSAL 1 # ELECTION OF DIRECTORS

        Eight Directors are to be elected at the 1995 Annual Meeting to serve until the next Annual Meeting of stockholders and until their respective successors have been elected and qualified. In the absence of instructions to the contrary, proxies covering shares of Common Stock will be voted in favor of the election of the persons listed below. In the event that any nominee for election as Director should become unavailable to serve, it is intended that votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Company. Management has no present knowledge that any of the persons named will be unavailable to serve.

        No arrangement or understanding exists between any nominee and any other person or persons pursuant to which any nominee was or is to be selected as a Director or nominee. None of the nominees has any family relationship to any other nominee or to any executive officer of the Company.

 Information Concerning Incumbent Directors and Nominees to Board of Directors.

        Information is set forth below concerning the incumbent Directors, all of whom are also nominees for election as Directors, except Messrs. Freeman and Walsh, who are not standing for re-election, and the year in which each incumbent Director was first elected as a Director of the Company. Information is also set forth concerning Messrs. Figel and Hall, the nominees to fill the positions being vacated by Messrs. Freeman and Walsh. Each nominee has furnished the information as to his beneficial ownership of Common Stock and Convertible Preferred Stock as of February 28, 1995 and, if not employed by the Company, the nominee's principal occupation. Each nominee has consented to being named in this Proxy Statement as a nominee for Director and has agreed to serve as a Director if elected.


      Name           Age     Position with the Company                  Director Since
      ----           ---     -------------------------                  --------------
Maynard Jenkins       52     President, Chief Executive Officer and
                             Director                                         1989

Stephen M. Hilberg    51     Vice President-Finance, Chief Financial
                             Officer and Director                             1989

Morton Godlas*#       72     Director                                         1993

J. Frederick Simmons* 40     Director                                         1989

Ronald P. Spogli*#    47     Director                                         1989

William M. Wardlaw#   48     Director                                         1989

Matt L. Figel         35     Nominee for Director                                #

William A. Hall       63     Nominee for Director                                #

* Member of the Compensation Committee.

# Member of the Audit Committee.

        Mr. Jenkins has served as President of the Company and a Director since May 1989 and as Chief Executive Officer since 1986. Before joining the Company, Mr. Jenkins served as the President and Chief Operating Officer of Pay 'n Save Corp., a retail drug store chain.

        Mr. Hilberg has served as Chief Financial Officer and Vice President-Finance of the Company since 1981. From 1978 to 1981, Mr. Hilberg served as the Corporate Controller of Franklin Stores, a retail chain of discount department and ladies' apparel stores.

        Mr. Godlas is a management consultant with more than 45 years of retail experience. Since 1982, Mr. Godlas has been President and Chief Executive Officer of M. Godlas, Inc., a retail consulting firm. From 1978 to 1982, Mr. Godlas was Corporate Senior Vice President-General Merchandise at Lucky Stores, Inc., a retail supermarket chain.

        Mr. Simmons joined FS&Co., a private investment company, in 1986 and became a general partner in January 1991. Mr. Simmons is also a member of the Board of Directors of Buttrey Food and Drug Stores Company and EnviroSource, Inc.

        Mr. Spogli is a founding partner of FS&Co., which was founded in 1983. Mr. Spogli is the Chairman of the Board and a Director of EnviroSource, Inc. Mr. Spogli also serves on the Board of Directors of Mac Frugal's Bargains # Close-Outs Inc. and Buttrey Food and Drug Stores Company and on the Board of Representatives of Brylane, L.P.

        Mr. Wardlaw joined FS&Co. in March 1988 and became a general partner in January 1991. Mr. Wardlaw is also a member of the Board of Directors of Buttrey Food and Drug Stores Company.

        Mr. Figel has been employed by FS&Co. (or its affiliates) since 1986. Mr. Figel is also a member of the Board of Directors of Buttrey Food and Drug Stores Company.

        Mr. Hall founded Sight & Sound Distributing Company, a media and software distribution company, in 1984 and has served as President and Chief Executive Officer since that time.


                            THE BOARD OF DIRECTORS

 Committees

        The standing committees of the Board are the Audit Committee (the "Audit Committee") and the Compensation Committee (the "Compensation Committee"). The Audit Committee, which presently consists of Messrs. Freeman, Godlas, Spogli and Wardlaw, met once during the fiscal year ended January 29, 1995 ("fiscal 1994"). The Compensation Committee, which presently consists of Messrs. Freeman, Godlas, Simmons and Spogli, met once during fiscal 1994.

        The Audit Committee recommends to the Board the engagement or discharge of the Company's independent auditors; reviews with the independent auditors the scope, timing and plan for the annual audit, any non-audit services and the fees for audit and other services; reviews outstanding accounting and auditing issues with the independent auditors; and supervises or conducts such additional projects as may be relevant to its duties. The Audit Committee is also responsible for reviewing and making recommendations with respect to the Company's financial condition, its financial controls and accounting practices and procedures.

        The Compensation Committee recommends to the Board compensation policies and guidelines for the Company's executives and oversees the granting of incentive compensation, if any, to such persons. The Compensation Committee also administers the Company's bonus and stock option plans. See "Report of the Compensation Committee of the Board of Directors."

Meetings and Remuneration

        During fiscal 1994, the Board held four meetings and took various actions by written consent. Each incumbent Director attended at least 75% of the aggregate of (i) the total number of meetings held by the Board during fiscal 1994 and (ii) the total number of meetings held by all committees of the Board during that period within which he was a Director or member of such committee of the Board.


        Each Director is elected to hold office until the next annual meeting of stockholders and until his respective successor is elected and qualified. Except for non-employee Directors of the Company who are not affiliated with FS&Co. ("Outside Directors"), Directors do not receive compensation for service on the Board or any committee of the Board. All Directors are reimbursed for their out-of-pocket expenses in serving on the Board and any committee of the Board. Outside Directors receive $2,500 for each regular Board meeting attended and $1,500 for each special Board meeting attended. The Company has adopted a stock option plan for Outside Directors. See "1993 Non-Employee Directors Stock
Option Plan."

1993 Non-Employee Directors Stock Option Plan

        Non-employee Directors of the Company, excluding Directors who are affiliated with FS&Co., are eligible to participate in the 1993 Non-Employee Directors Stock

Option Plan (the "Non-Employee Directors Plan"). Participants in the Non-Employee Directors Plan may be granted options to purchase shares of the Company's Common Stock at a purchase price determined by the Compensation Committee. Options granted under the Non-Employee Directors Plan are not intended to qualify for treatment as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). In no event shall such purchase price be less than 85% of the fair market value of the underlying shares at the time the option is granted, or less than 110% of the fair market value in the case of any participant who owns capital stock possessing more than 10% of the total combined voting power or value of all classes of capital stock of the Company or its subsidiaries. Up to 10,000 shares of the Company's Common Stock may be issued under the Non-Employee Directors Plan upon the exercise of options granted thereunder, which options vest and become exercisable in annual installments of 20% per year over five years. As of February 28, 1995, options covering 10,000 shares of Common Stock had been granted under the NonEmployee Directors Plan, none of which had been exercised.

            EXECUTIVE OFFICERS, COMPENSATION AND OTHER INFORMATION

 Executive Officers

        Set forth in the table below are the names, ages and current offices held by all executive officers of the Company.

 Name                Age    Position with the Company                   Executive Officer Since
 ----                ---    -------------------------                   -----------------------
Maynard Jenkins       52    President, Chief Executive Officer and
                            Director                                              1986

Robert J. Wittman     50    Executive Vice President and Chief
                            Operating Officer                                     1995

Stephen M. Hilberg    51    Vice President-Finance, Chief Financial
                            Officer and Director                                  1981

William G. Collard    57    Vice President-Distribution                           1986

Joseph A. DiRocco     45    Vice President-Marketing                              1986


 Name                Age    Position with the Company                 Executive Officer Since
 ----                ---    -------------------------                 -----------------------
Robert A. Lewis       49    Vice President-Merchandising and General
                            Merchandise Manager                                    1986

Carolyn J. McInnes    50    Vice President-Human Resources                         1986

Lee Nemechek          61    Vice President-Stores                                  1990

        Executive officers of the Company are elected by and serve at the discretion of the Board. Other than Mr. Jenkins, no arrangement exists between any executive officer and any other person or persons pursuant to which any executive officer was or is to be selected as an executive officer. See "Employment Agreement." None of the executive officers has any family relationship to any nominee for Director or to any other executive officer of the Company. Set forth below is a brief description of the business experience for the previous five years of all executive officers except Messrs. Jenkins and Hilberg. See "Information Concerning Incumbent Directors and Nominees to Board of Directors."

        Mr. Wittman has served as Executive Vice President and Chief Operating Officer of the Company since January 1995. Mr. Wittman served as Vice President-Merchandising and Marketing for Aikenhead's Home Improvement Warehouse, a retail home improvement warehouse chain, from 1991 to 1994 and as Regional Director of Merchandising for Homequarters Warehouse, a retail home improvement warehouse chain, from 1989 to 1991. Mr. Wittman has over 20 years of experience in the retail industry, with particular emphasis in the home improvement segment.

        Mr. Collard has served as Vice President-Distribution of the Company since 1986. Mr. Collard joined the Company in 1979 and has over 30 years of warehousing and distribution experience. Prior to joining the Company, Mr. Collard served for seven years as the Operations Supervisor for Fleming Foods, a wholesale grocery distribution company, and for nine years as the Warehouse Foreman for Louis Stores, a retail grocery chain. Mr. Collard is currently responsible for the Company's warehouse and distribution activities.

        Mr. DiRocco has served as Vice President-Marketing of the Company since 1986. From 1983 to May 1986, Mr. DiRocco worked in the marketing and advertising departments of the Company. Mr. DiRocco joined the Company in 1983 and has over 15 years of marketing experience in the retail industry.

        Mr. Lewis has served as Vice President-Merchandising and General Merchandise Manager of the Company since 1986. Mr. Lewis began his career at the Company in 1961 and is responsible for all aspects of the Company's merchandising and buying program.

        Ms. McInnes has served as Vice President-Human Resources of the Company since 1986. Ms. McInnes joined the Company in 1979 as Director of Training. She is responsible for all of the Company's training, personnel, wage and benefits related matters.

        Mr. Nemechek joined the Company in March 1987 as a Regional Manager and was promoted to Vice President-Stores in July 1990. Prior to joining the Company, Mr. Nemechek had over 30 years of experience in grocery and general merchandise retailing. Mr. Nemechek is responsible for all aspects of store operations.

Compensation

        The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company paid or accrued by the Company for each of the fiscal years in the three year period ended January 29, 1995 to (i) the President and Chief Executive Officer, (ii) each of the four other most highly compensated executive officers of the Company and (iii) a former executive officer who would have been among the most highly compensated executive officers had he not left the Company during fiscal 1994:

               SUMMARY COMPENSATION TABLE

                                                  Annual Compensation
                                ---------------------------------------------------------
                                                                                             Securities
                                                                               Restricted    Underlying
  Name and Principal                            Bonus         Other Annual       Stock       Options/
      Positions        Year     Salary ($)    ($)(1)(2)(3)   Compensation ($)   Awards ($)   SARs (#)(4)
 -------------------   ----     ---------     -----------    ----------------  -----------   ------------
 Maynard Jenkins       1994      325,000         240,351             #                   0              #
 President and         1993      318,000         330,701             #                   0          7,500
 Chief Executive       1992      299,578         286,747             #                   0         12,045
 Officer

 Stephen M. Hilberg    1994      123,031          21,752              #                   0             #
 Vice President-       1993      119,054          43,504              #                   0         4,500
 Finance and Chief     1992      117,484          39,287              #                   0             #
 Financial Officer

 Robert A. Lewis       1994      106,116          18,735              #                   0             #
 Vice President-       1993      102,319          37,470              #                   0         3,000
 Merchandising and     1992      101,923          34,623              #                   0             #
 General Merchandise
 Manager

 Joseph A. DiRocco     1994       96,804          17,146              #                   0             #
 Vice President-       1993       93,692          34,292              #                   0         3,000
 Marketing             1992       92,704          31,860              #                   0             #

 Lee Nemechek          1994       89,654          15,538              #                   0             #
 Vice President-Stores 1993       84,384          31,075              #                   0         4,000
                       1992       81,654          28,770              #                   0             #

 Brad R. Tukey(6)      1994       70,654               #              #                   0             #
 Formerly Executive    1993       86,442          38,667              #                   0         5,500
 Vice President        1992            #               #              #                   0             #
                                 Long Term
                                Compensation               All
  Name and Principal            Awards Payouts            Other
      Positions        Year     LTIP Payouts($)     Compensation($)(5)
 -------------------   ----    ----------------    --------------------
 Maynard Jenkins       1994          0                  9,956
 President and         1993          0                 18,795
 Chief Executive       1992          0                 23,597
 Officer

 Stephen M. Hilberg    1994          0                 10,028
 Vice President-       1993          0                 13,353
 Finance and Chief     1992          0                 10,741
 Financial Officer

 Robert A. Lewis       1994          0                  9,166
 Vice President-       1993          0                 10,577
 Merchandising and     1992          0                  8,959
 General Merchandise
 Manager

 Joseph A. DiRocco     1994           0                13,135
 Vice President-       1993           0                14,989
 Marketing             1992           0                12,839

 Lee Nemechek          1994           0                 7,927
 Vice President-Stores 1993           0                10,259
                       1992           0                 8,172

 Brad R. Tukey(6)      1994           0                79,542
 Formerly Executive    1993           0                 3,567
 Vice President        1992           0                     #

        (1) Amounts shown include compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

        (2) Represents payments made to executive officers pursuant to the Company's Performance Bonus Plan (defined below) and bonuses paid to Maynard Jenkins of $100,000 for each of fiscal 1992 and fiscal 1993 and $125,000 for fiscal 1994 pursuant to his employment agreement. See "Employment Agreement."

        (3) The Company has instituted a bonus plan (the "Performance Bonus Plan") covering senior management (the President and seven Vice Presidents) which provides for annual bonus payments based upon the Company's performance against annually established target levels. For fiscal 1993 and 1992, annual bonus payments were based on the targets in effect for those years. For fiscal 1994, although no bonus was payable under the annually established targets, the Compensation Committee concluded that senior management merited bonuses based on its performance in managing the significant expansion undertaken during the year. See "Report of the Compensation Committee of the Board of Directors."

        (4) Represents options granted under the Company's 1993 Stock Option Plan (the "1993 Plan") with the exception of options to purchase 12,045 shares of Common Stock made outside any stock option plan to Maynard Jenkins on April 15, 1992 pursuant to a Nonqualified Stock Option Agreement. The options granted under the 1993 Plan were granted at fair market value on the date of the grant at an exercise price of $17.10 per share, were for a term of ten years and vest in four equal annual installments commencing on November 19, 1993. The options granted to Maynard Jenkins under the Nonqualified Stock Option Agreement were granted at (fair market value# as of the date of the grant at an exercise price of $8.33 per share, expire May 15, 2002 and are only exercisable upon the occurrence of certain mergers, consolidations, business combinations, asset sales, tender offers, exchange offers or liquidations involving the Company (an "Extraordinary Corporate Event").

        (5) For Mr. Jenkins, amount listed for fiscal 1994 includes: (i) $2,250 matching contributions to the Company's 401(k) plan, (ii) $3,707 profit-sharing payments, (iii) $3,000 supplemental income bonus, (iv) $621 automobile allowance and (v) $378 in payments toward group life insurance plan. For Mr. Hilberg, amount listed for fiscal 1994 includes: (i) $2,250 matching contributions to the Company's 401(k) plan, (ii) $3,707 profit-sharing payments, (iii) $3,000 supplemental income bonus, (iv) $693 automobile allowance and (v) $378 in payments toward group life insurance plan. For Mr. Lewis, amount listed for fiscal 1994 includes: (i) $2,195 matching contributions to the Company's 401(k) plan, (ii) $3,593 profit-sharing payments, (iii) $3,000 supplemental income bonus and (iv) $378 in payments toward group life insurance plan. For Mr. DiRocco, amount listed for fiscal 1994 includes: (i) $2,008 matching contributions to the Company's 401(k) plan, (ii) $3,208 profit-sharing payments,
(iii) $3,000 supplemental income bonus, (iv) $4,550 automobile allowance and (v) $368 in payments toward group life insurance plan. For Mr. Nemechek, amount listed for fiscal 1994 includes: (i) $1,850 matching contributions to the Company's 401(k) plan, (ii) $2,046 profit-sharing payments, (iii) $3,000 supplemental income bonus, (iv) $690 automobile allowance and (v) $340 in payments toward group life insurance plan. For Mr. Tukey, amount listed for fiscal 1994 includes: (i) $3,000 supplemental income bonus, (ii) $2,538 automobile allowance, (iii) $158 in payments toward group life insurance plan and (iv) $73,846 in severance payments. Itemized disclosure of amounts of other compensation in fiscal 1993 and fiscal 1992 is not required.

        (6) Mr. Tukey resigned from the Company in May 1994.

 Employment Agreement

        Mr. Jenkins is party to an employment agreement which provides for a base annual salary of not less than $275,000 per year and bonuses and fringe benefits determined from time to time by the Company. In April 1992, Mr. Jenkins' employment agreement was amended to provide for an additional $100,000 bonus to be paid to him annually and in September 1994 Mr. Jenkins' employment agreement was further amended to raise the additional bonus to $125,000 to be paid to him annually. Except in the event of termination of employment for cause, death or disability, the current term of Mr. Jenkins' employment agreement will expire on December 31, 1995. The employment agreement shall automatically renew for a two year term on each expiration date until notice of termination is given by the Company. Upon termination of employment for death or disability, Mr. Jenkins is entitled to a severance payment equal to six months of his salary. Upon termination of employment other than for cause, death or disability, Mr. Jenkins is entitled to a severance payment consisting of two years' base salary, the target bonus applicable to the earning year in progress at the date of termination and the $125,000 bonus for the year in progress at the date of termination.

Stock Options

        No options were granted by the Company during fiscal 1994.

        The following table sets forth information concerning the aggregate number of options exercised by each of the executive officers named in the "Summary Compensation Table" during fiscal 1994 and outstanding options held by each such officer as of January 29, 1995.

                OPTION EXERCISES AND YEAR END VALUE TABLE

                                                        Number of
                                                        Securities        Value of
                                                        Underlying        Unexercised
                                                        Unexercised       In-the-Money
                                                        Options/SARs      Options/SARs
                                                        at January        at January 27,
                                                        27, 1995(#)(1)    1995($)(2)
                                                       ----------------   --------------
                      Shares Acquired     Value        Exercisable/       Exercisable/
   Name               on Exercise(#)    Realized($)    Unexercisable      Unexercisable
   ----               ---------------   -----------    ----------------   --------------
 Maynard Jenkins                    #             #        14,272/15,795        # / #
 Stephen M. Hilberg                 #             #          7,512/2,250        # / #
 Robert A. Lewis                    #             #          6,762/1,500        # / #
 Joseph A. DiRocco                  #             #          2,552/1,500        # / #
 Lee Nemechek                       #             #          2,702/2,000        # / #
 Brad R. Tukey                      #             #              #/#            # / #

        (1) Represents options granted under the 1993 Plan, under the Company's Amended 1989 Nonqualified Stock Option Plan (the "1989 Plan") and to Maynard Jenkins pursuant to a Nonqualified Stock Option Agreement. See "Summary Compensation Table."

        (2) As of January 27, 1995 there were no options having positive "in-the-money" values.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On February 25, 1994 the Company sold to FSEP III, an affiliate of FS&Co., 800,000 shares of Convertible Preferred Stock with an aggregate liquidation preference of $20.0 million, resulting in proceeds to the Company of $19.4 million (net of $150,000 of transaction costs). On March 16, 1994 FSEP III sold 27,865 shares of Convertible Preferred Stock to FSEP International. See "Security Ownership of Certain Beneficial Owners and Management."

        The Company, FSEP II, FSEP III and FSEP International have entered into a Management Rights Agreement, effective as of January 1, 1995, pursuant to which FSEP III can substantially participate in, or substantially influence the conduct of, the management of the Company and its business.

        REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

        The Compensation Committee of the Board is comprised of Messrs. Freeman, Godlas, Simmons and Spogli. The Compensation Committee establishes the general compensation policies of the Company, establishes the compensation plans and specific compensation levels for executive officers and administers the 1989 Plan, the Non-Employee Directors Plan and the 1993 Plan.


        The following is the Compensation Committee's report submitted to the Board addressing the compensation of the Company's executive officers for fiscal 1994.

Compensation Policy

        The Company's executive compensation policy is designed to establish an appropriate relationship between executive pay and the Company's annual performance, its long term growth objectives and its ability to attract and retain qualified executive officers. The Compensation Committee attempts to achieve these goals by integrating competitive annual base salaries with (a) bonuses based on corporate performance and on the achievement of specified performance objectives through the Performance Bonus Plan and (b) stock options through the 1989 Plan and the 1993 Plan. The Compensation Committee believes that cash compensation in the form of salary and bonus provides company executives with short term rewards for success in operations, and that long term compensation through the award of stock options encourages growth in management stock ownership which leads to expansion of management's stake in the long term performance and success of the Company.

        Base Salary. For fiscal 1994, the Compensation Committee approved the base salaries of the executive officers based on (i) salaries paid to executive officers with comparable responsibilities employed by companies with comparable businesses, (ii) performance and profitability of the Company in fiscal 1993 and
(iii) individual performance reviews for fiscal 1993, which was the most important factor. In its survey of comparable executive officer salaries, the Compensation Committee relied on information regarding salaries paid to executive officers in the Company's Peer Group Index (as defined below), where such information was available, and to a lesser extent, salaries paid to executive officers in the retail industry in general. The Compensation Committee was able to obtain salary information for five of the seven companies in the Peer

Group Index. See "Company Performance." The Compensation Committee adjusted the salary information it collected to take into account varying sales volume and geographic regions of the companies involved. For fiscal 1994, executive officers generally received raises in their annual base salary, with the largest raise of $5,000 going to each of Messrs. Tukey and Nemechek.

        Bonuses. Annual incentives under the Performance Bonus Plan for the President and Chief Executive Officer and the other named executive officers are intended to reflect the Company's belief that management's contribution to stockholder returns (via increasing stock price) comes from maximizing earnings and the quality of those earnings. Awards under the Performance Bonus Plan are based largely on the attainment of annually established target levels of specified operating results, and the target bonus is determined as a percentage of the recipient's base salary. For fiscal 1993 and 1992, targets were based on "EBDIT" (earnings before depreciation, amortization of deferred charges, LIFO adjustment, interest and income taxes) and "Free Cash Flow" (EBDIT minus capital expenditures and plus or minus the change in working capital). For fiscal 1994, the Compensation Committee based the targets on the Company's operating income (earnings before interest, income taxes and extraordinary items), reflecting the Compensation Committee's belief that an earnings-based approach more appropriately reflects contributions to stockholder value for a public company than a cashflow-based approach. For fiscal 1994, participants in the Performance Bonus Plan were assigned target bonus amounts ranging from 20% to 30% of the base salaries paid to such persons. The President and Chief Executive Officer's target reflects the maximum of these percentages. The varying percentages reflect the Compensation Committee's belief that, as an executive officer's duties and responsibilities in the Company increase, he or she will be increasingly responsible for the performance of the Company. If performance exceeds the target levels, senior management receives a percentage of the excess amount and if performance does not meet the specified performance targets, bonuses are reduced accordingly. For fiscal 1994, the operating income targets established by the Compensation Committee at the beginning of the year were not met. However, the Compensation Committee determined that in retrospect the targets were unrealistic in light of greater than expected competition from the large warehouse home center chains and certain elements related to the Company's expansion into the Southern California market. In light of the performance by senior management in connection with its successful implementation of the largest expansion program in the Company's history, in which the Company's number of stores was increased by approximately 33% and the Company expanded its operations into Southern California for the first time, the Compensation Committee determined that partial bonuses were merited. See "Summary Compensation Table."

        Stock Options. Options under the Company's 1993 Plan were granted to the executive officers of the Company, including the President and Chief Executive Officer, as well as 100 other employees of the Company, in November 1993. The number of options that each executive officer or employee was granted was based primarily on the executive's or employee's ability to influence the Company's long term growth and profitability. The Compensation Committee believes that option grants afford a desirable long term compensation method because they closely ally the interests of management with stockholder value and that grants of options are the best way to directly link the financial interests of management with those of stockholders. The vesting provisions of options granted under the 1993 Plan are designed to encourage longevity of employment with the Company. As the Compensation Committee shifted to an annual grant cycle in March of each year, after the preparation of the Company's operating results for the fiscal year, no options were granted in fiscal 1994.

Compensation of President and Chief Executive Officer

        The Compensation Committee believes that Mr. Jenkins, the Company's President and Chief Executive Officer, provides valuable services to the Company and that his compensation should therefore be competitive with that paid to executives at comparable companies. In addition, the Compensation Committee believes that an important portion of his compensation should be based on Company performance. In fiscal 1994, Mr. Jenkins received no increase in his annual base salary but did receive a $25,000 increase in his guaranteed bonus. See "Employment Agreement." The increase was determined to be appropriate by the Compensation Committee based on (i) comparable chief executive compensation within the Company's Peer Group Index, where such information was available, and to a lesser extent, within the retail industry in general, each as adjusted for varying sales volumes and geographic region, (ii) improvements in the Company's performance and profitability in fiscal 1993 and (iii) a review of his individual performance in fiscal 1993. See "Company Performance." However, the baseline target bonus payable to Mr. Jenkins under the Performance Bonus Plan was not raised as a percentage of his base salary for fiscal 1994. Although operating income targets under the Performance Bonus Plan were not met in fiscal 1994, for his leadership in connection with the successful implementation of the Company's expansion program Mr. Jenkins was paid a bonus of $115,351.

Internal Revenue Code Section 162(m)

        Under Section 162 of the Code, the amount of compensation paid to certain executives that is deductible with respect to the Company's corporate taxes is limited to $1,000,000 annually. It is the current policy of the Compensation Committee to maximize, to the extent reasonably possible, the Company's ability to obtain a corporate tax deduction for compensation paid to executive officers of the Company to the extent consistent with the best interests of the Company and its stockholders.

        The foregoing report has been furnished by Messrs. Freeman, Godlas, Simmons and Spogli.

                              COMPANY PERFORMANCE

        The following graph shows a comparison of cumulative total returns for the Company, the Nasdaq Market Index and a Company-constructed Peer Group Index (as defined below) for the period during which the Company's Common Stock has been registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company-constructed Peer Group Index includes the following companies: Eagle Hardware & Garden, Inc., Grossman's Inc., Hechinger Company, Home Depot, Inc., Lowe's Companies, Payless Cashways, Inc., and Wolohan Lumber Company. Primary Standard Industrial Classification ("SIC") code was not a principal factor used in selecting the companies for the Peer Group Index. The Company competes directly with the companies in its Peer Group Index in substantially all product categories with the exception of lumber and building materials. Because the other companies in the Peer Group Index sell lumber and building materials, they are placed in a different primary SIC code even though lumber and building materials comprise only approximately one-third of those companies' businesses. Consequently, the Company believes that the companies selected, although not from the Company's SIC code, operate businesses comparable to the Company and provide the most accurate comparison to the Company's performance. None of the other companies in the Company's primary SIC code are substantial companies in the Company's market, with the exception of Ernst Home Center, Inc., which operates a business comparable to the Company but which has been excluded from the Peer Group Index because it has been publicly traded for less than a full year. The Peer Group Index has been weighted for market capitalization at each data point.


               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
               AMONG ORCHARD SUPPLY HARDWARE, PEER GROUP INDEX
                            AND NASDAQ MARKET INDEX

                        PERFORMANCE GRAPH APPEARS HERE

                             ORCHARD        PEER          NASDAQ
Measurement Period           SUPPLY         GROUP         MARKET
(Fiscal Year Covered)        HARDWARE       INDEX         INDEX
-------------------          ----------     ---------     ----------
Measurement Pt-  3/31/1993   $100           $100         $100
FYE   1/30/94                $100           $ 93.75      $120.75
FYE   1/29/95                $ 54.39        $110.39      $114.06

Assumes $100 invested on March 31, 1993.

* Total Return Assumes Reinvestment of Dividends.

                PROPOSAL 2 # RATIFICATION OF THE APPOINTMENT OF


                ARTHUR ANDERSEN LLP AS INDEPENDENT ACCOUNTANTS


        The Audit Committee of the Board has selected Arthur Andersen LLP as independent public accountants to audit the consolidated financial statements of the Company and its consolidated subsidiaries for the year ending January 28, 1996. Arthur Andersen LLP has audited the Company's financial statements annually since 1986. A member of that firm is expected to be present at the 1995 Annual Meeting, will have an opportunity to make a statement if so desired, and will be available to respond to appropriate questions. If the stockholders do not ratify the selection of Arthur Andersen LLP, if it should decline to act or otherwise become incapable of acting, or if its employment is discontinued, the Audit Committee will appoint independent public accountants for fiscal 1995. Proxies solicited by the Board will be voted in favor of ratification unless stockholders specify otherwise.


        THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS THE COMPANY'S INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR 1995.

     COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

        Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's Directors and certain of its officers, and persons who own more than 10% of a registered class of the Company's equity securities (collectively, "Insiders"), to file reports of ownership and changes in ownership with the Commission. Insiders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

        Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5s were required for those persons, the Company believes that its Insiders complied with all applicable Section 16(a) filing requirements for fiscal 1994, with the exception of Mr. Wittman, who filed a late Form 3 to report his becoming an executive officer of the Company. Mr. Wittman owns no securities of the Company and has had no other transactions to report.

                                OTHER BUSINESS

        The Company is not aware of any other business to be presented at the 1995 Annual Meeting. All shares represented by Company proxies will be voted in favor of the proposals of the Company described herein unless otherwise indicated on the form of proxy. If any other matters properly come before the meeting, Company proxy holders will vote thereon according to their best judgment.

                      SUBMISSION OF STOCKHOLDER PROPOSALS

        Any stockholder who wishes to present a proposal for action at the 1996 Annual Meeting and who wishes to have it set forth in the corresponding proxy statement and identified in the corresponding form of proxy prepared by management must notify the Company no later than December 13, 1995 in such form as required under the rules and regulations promulgated by the Commission.

                                ANNUAL REPORTS

         A copy of the 1995 Annual Report to Stockholders (which includes the Company's Annual Report on Form 10-K) is being mailed to each stockholder of record together with this Proxy Statement. The Company has also filed with the Commission its Annual Report on Form 10-K for the fiscal year ended January 29, 1995. This Report contains information concerning the Company and its operations. A COPY OF THIS REPORT WILL BE FURNISHED TO STOCKHOLDERS WITHOUT CHARGE UPON REQUEST IN WRITING TO Kris McMullen at 6450 Via Del Oro, San Jose, California 95119. Such reports are not a part of the Company's soliciting material.

                           PROXIES AND SOLICITATION

        Proxies for the 1995 Annual Meeting are being solicited by mail directly and through brokerage and banking institutions. The Company will pay all expenses in connection with the solicitation of proxies. In addition to the use of mails, proxies may be solicited by Directors, officers and regular employees of the Company personally or by telephone. The Company may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy materials to principals and obtaining their proxies (plus paying fees of up to $5,000 to Chemical Bank for soliciting such proxies from brokers and other persons holding stock in their names or in the names of nominees).

        All stockholders are urged to complete, sign and promptly return the enclosed proxy card.

By Order of the Board of Directors

MICHAEL SEDA
Secretary


San Jose, California
April 12, 1995

COMMON STOCK                        PROXY                     BOARD OF DIRECTORS

                   ORCHARD SUPPLY HARDWARE STORES CORPORATION

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                                OF THE COMPANY.

The undersigned hereby appoints Maynard Jenkins or Stephen M. Hilberg, or either of them, the true and lawful attorneys and proxies of the undersigned, with full power of substitution to vote all shares of the Common Stock, $.01 par value per share ("Common Stock"), of ORCHARD SUPPLY HARDWARE STORES CORPORATION, which the undersigned is entitled to vote at the Annual Meeting of the Stockholders of ORCHARD SUPPLY HARDWARE STORES CORPORATION, to be held at 2:00 P.M., Pacific Time, on May 19, 1995 at The Fairmont Hotel, 170 South Market Street, San Jose, California and any and all adjournments thereof, on the proposals set forth below and any other matters properly brought before the Meeting.

                                                                     SEE REVERSE
                                                                         SIDE

              ------                                        /X/    Please mark
              COMMON                                               your choices
                                                                     like this

THE DIRECTORS RECOMMEND A VOTE FOR ALL NOMINEES LISTED IN PROPOSAL 1 AND APPROVAL OF PROPOSAL 2.

1. ELECTION OF DIRECTORS      FOR ALL NOMINEES                 WITHHOLD
                            LISTED BELOW (EXCEPT               AUTHORITY
                              AS MARKED TO THE                TO VOTE FOR
                              CONTRARY BELOW)                 ALL NOMINEES

                                   [_]                            [_]

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name below):

Matt L. Figel         Morton Godlas         William A. Hall
Stephen M. Hilberg    Maynard Jenkins       J. Frederick Simmons
Ronald P. Spogli      William M. Wardlaw


2. Proposal to ratify the appointment of Arthur     FOR    AGAINST    ABSTAIN
   Andersen LLP as the Company's independent        [_]     [_]         [_]
   auditors for the fiscal year ending
   January 28, 1996.


3. Such other matters as may properly come before the meeting.

                                       Unless a contrary direction is indicated,
                                    this Proxy will be voted FOR all nominees listed in Proposal 1 and FOR approval of Proposal 2; if specific instructions are indicated, this Proxy will be voted in accordance therewith.

                                       All Proxies to vote at said Meeting or
                                    any adjournment heretofore given by the
                                    undersigned are hereby revoked. Receipt of Notice of Annual Meeting and Proxy Statement dated April 12, 1995, is hereby acknowledged.

                                       Please mark, sign, date and return this
                                    Proxy in the accompanying prepaid envelope.



Signature(s)_____________________________________  Date__________________, 1995
Please sign exactly as your name(s) appears hereon. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please include full title.